Exhibit 99.1

Check-Cap Announces Pricing of $17.5 Million Upsized Underwritten Public Offering

ISFIYA, Israel, May 04, 2018 (GLOBE NEWSWIRE) -- Check-Cap Ltd. (the “Company” or “Check-Cap”) (NASDAQ: CHEK, CHEKW, CHEKZ), a clinical-stage medical diagnostics company engaged in the development of C-Scan®, an ingestible capsule for preparation-free, colorectal cancer screening, today announced that it has priced an underwritten public offering of 3,189,381 units at a price to the public of $5.50 per unit, for gross proceeds of approximately $17.5 million.  Each unit contains one ordinary share (or ordinary share equivalent) and one Series C warrant to purchase one ordinary share. The ordinary shares (or ordinary share equivalents) and the accompanying Series C warrants included in the units can only be purchased together in this offering, but will be issued separately and will be immediately separable upon issuance.

H.C. Wainwright & Co. is acting as sole book-running manager for the offering.

In connection with the offering, Check-Cap has granted the underwriter a 30-day option to purchase up to additional 478,407 ordinary shares and/or Series C warrants to purchase up to 478,407 ordinary shares.  The offering is expected to close on or about May 8, 2018, subject to satisfaction of customary closing conditions.

Each Series C warrant has an exercise price of $5.50 per share, is exercisable immediately, and will expire five years from the date of issuance. The Series C warrants will be listed on the Nasdaq Capital Market under the symbol “CHEKZ”.

Net proceeds to Check-Cap, after underwriting discounts and commissions and payment of other offering fees and expenses payable by Check-Cap, is expected to be approximately $15.5 million. Check-Cap intends to use the net proceeds of the offering for research and development, clinical trials in Europe and the U.S., manufacturing capabilities, and working capital and other general corporate purposes.

A registration statement on Form F-1 relating to this offering was declared effective by the Securities and Exchange Commission (SEC) on May 4, 2018, and a registration statement on Form F-1 relating to this offering was filed and became effective immediately upon filing under Rule 462(b) under the Securities Act of 1933, as amended, on May 4, 2018. The securities may be offered only by means of a prospectus. A preliminary prospectus relating to and describing the terms of the offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus, and when available, copies of the final prospectus relating to the offering may be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rdFloor, New York, NY 10022, by telephone at 646-975-6995 or by email at placements@hcwco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Check-Cap
 Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, an ingestible capsule-based system for preparation-free colorectal cancer screening.

Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally. This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation.

Legal Notice Regarding Forward-Looking Statements
 This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements,including but not limited to the risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions relating to the offering. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note On Forward-looking Statements" and "Risk Factors" in the Company's registration statement on Form F-1, as amended (File No. 333-224139), its most recent Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact:

Investor Contacts
Vivian Cervantes
PCG Advisory
646-863-6274
vivian@pcgadvisory.com

Meirav Gomeh-Bauer
+972-54-4764979
 Meirav@bauerg.com